Exhibit 99.25

encore Energy Corp To Present at Red Cloud Securities Uranium Conference

TSX.V: EU

OTCQB:ENCUF

www.encoreenergycorp.com

VANCOLNER, BC, May 11, 2021 /Cr-NV/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") is pleased to announce the company will be hosting a corporate presentation at the Uranium, Fuelling the Path Towards Electrification Virtual Conference. William M. Sheriff, Executive Chairman, & Paul Goranson, CEO will be presenting on Thursday, May 13th, 2021 at 1 PM EST. The session, to be followed by a Q & A session, will be moderated by David Talbot, Managing Director, Head of Equity Research, Red Cloud Securities.

Registration is free and open to all shareholders and interested parties. For more information and/or to register for the presentation please visit: https://www.redcloudfs.com/uraniumconference2021/. We look forward to seeing you there.

encore Energy also announced the launch of its new website at www.encoreenergycorp.com.

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

www.encoreenergycorp.com

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SOURCE encore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com

CO: encore Energy Corp.

Cr-NV 08:51e 11-MAY-21